Filed by BOA Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Selina Holding Company, UK Societas

Commission File No.: 001-40102

Reddit r/SPACs

Reddit AMA with Ben Friedman of BOA Acquisition Corp. and Rafael Museri

March 13, 2022

https://us02web.zoom.us/rec/share/RM4l3CW1dsMMvEOsWuknZ6OCXX9rY-BhyXVXWV0IhhQPLkcnoYR-odwS38cvThM7.7bv9c0vXLIBMtNAu?startTime=1647205239000

TRANSCRIPT

Mo Abdi: Hello, everybody at r/SPACs. Thank you for joining us on our latest AMA with Rafael Museri, CEO of Selina, and Ben Friedman, CFO of BOAS. So, thank you everyone for coming today, and thank you for coming to our thirtieth or so AMA. We really appreciate all your time and the questions you’ve submitted to us. So, I’ll just give the floor to Ben and Rafi to introduce themselves before we turn to a video to explain Selina a little bit.

Rafael Museri: Hey guys, pleasure being here. I’m Rafael Museri. I was born and raised in Israel and have spent the last 12 years of my life in Latin America, New York and London. I’m one of two co-founders of Selina. I’m currently the CEO of the company and my partner, Daniel Rudasevski, is running the growth.

Ben Friedman: Hey Mo, and hey, Reddit community. Thank you so much for spending a little bit of your Sunday with us. I’m Ben Friedman, the CFO of BOA Acquisition Corp., and we’re incredibly excited to tell you a little bit about the merger and more importantly about the opportunity we see with Selina. So, thank you again, Mo. Looking forward to it.

Mo Abdi: Sweet. Yeah, thank you guys for giving us your time from your busy schedules. So, we’re going to play a little video first before we go on to the AMA questions.

Ben Friedman: Yes, sir. Awesome. Mo, can you enable screen sharing?

Mo Abdi: So, Ben is just loading up the video everyone. Let’s just explain a little bit about Selina because, even from the beginning, I was a bit confused what it was all about. But I think the videos and presentations they have are quite helpful in answering a lot of the questions folks have. Then, we could have more intimate and detailed discussion afterwards when you look at these videos.

Mo Abdi: Sweet, thank you so much Ben. That was, you know, a lot of emotion, a lot of very interesting videos to see, especially after COVID. Everybody wants to go somewhere else. So, I don’t know who wants to start. But I’d love to know a little bit about your educational background, Ben, and how you got into finance and how you got into SPACs.

Ben Friedman: I appreciate that. So, I’m a native Detroiter and proud Michigander. I went to the University of Pennsylvania and then began my career at Merrill Lynch on the high yield and distressed desk as a trader, primarily focusing on mortgage servicers, automotive companies and energy companies post-crisis. And then I moved over to a UK-based hedge fund called CQS, which is a $22 billion asset manager. I ran our North America long/short hedge fund strategies as well as a dedicated long-only portfolio. It was about north of $1 billion. And that’s really where I got my start with SPACs and SPAC investing. And then in late 2020, we decided to launch BOA Acquisition Corp with the intended purpose of focusing upon real estate and real estate-related assets that were disruptive in nature. And so, we’re lucky enough to have found an incredible company like Selina today. We’re excited about this merger and everything that it portends for travel and hospitality in the future.

Mo Abdi: Awesome. Thank you, Ben. It’s always interesting to see how different folks get into the SPAC world. Rafi, Rafael, you said a little bit about yourself. You said you travelled a lot. Is that what inspired you to come up with Selina. Like how did Selina start?

Rafael Museri: Daniel surfed all his life, my partner. I was cycling all around the world and was in over 40 countries with a bicycle, like a touring bike with sleeping bag and tent, and went across India and Central America, Jordan and Egypt and many, many other countries in the world. We both stayed – the two co-founders – in many hostels, boutique hotels, Airbnb, glamping, camping all around the world in different countries and we were always feeling that something is missing. It was always kind of the traditional hotels for the twenty-year-old average hostel style. We realized – call it the twenty-seven to thirty-five to forty-year-old Millennial or Gen Z – didn’t have a proper solution at scale that could deliver unique destinations. We tested the first one on a surf beach in Panama in a fisherman’s village called Pedasi, four hours away from Panama City. We studied that one and tested the first kind of concept of co-work and put very high-end rooms and dorms together with beautiful event space and wellness space. Quickly, it became the busiest and most occupied, profitable space in the region. We realized that if we can scale, it it’s going to be amazing. And that how it all started.

Mo Abdi: That’s amazing, Rafael. I’m a biker just like you, you know I biked across Iceland doing, you know, the ring road and the golden circle, which you probably did already. And, my wife and I have more plans to do more stuff like that. So, I know how exciting those camping and camping with your bike is and traveling, so it’s really awesome. It’s not anything as crazy as you doing India, Jordan and all those other places, but maybe down the road we’ll see. That’s awesome. So, Ben, you know, there’s a lot of targets out there and when you do your due diligence you see a lot of targets and you see their finances and you see their customers and the products that they have to offer. What made you select Selina?

Ben Friedman: Such a great question. I think the best kind of the path of my career is whenever there is a fire burning, I tend to run into it. Whether it was mortgage servicer, restructurings, or energy and commodity crises in 2015 and 2016. What was the great crisis that came out of COVID? What was the industry that was most impacted? And, as we saw the pandemic continue, you know hospitality and travel in general was the area that was hardest hit, which means that’s the greatest opportunity. And, not only that, I’m sure most of the users here if they were previously in an office life have had the joys (or the not so joys) of Zoom meetings and continual work from home and flexibility. So, we looked at a variety of different companies, but as we continued to do our diligence we said you know what there’s an incredible opportunity. These guys are best positioned to take advantage of that. I think people don’t realize the scope and scale of Selina. It’s 145 locations, 25 countries across 6 continents, and they’re just getting started. So, it’s an incredible opportunity that mixes lifestyle, hospitality as a brand. It’s really an ethos as a way to your life and at the same time it’s standardized service. There’s a real process behind it that allows them to provide the scope and scale that no other major hotel company has officially done. And, if you think about the wants, needs and preferences of Millennials and Gen Zs, they’re incredibly focused on experience. They’re focused on connection. It’s less about just going to a hotel and visiting a city. It’s about feeling part of something. And Selina provides all of that and at the same time provides best-in-class accommodations, high speed internet, co-working ability. So as work from home and remote work in general has become institutionalized, they’re perfectly positioned to that advantage of that. That’s really what drew us to this as well as the people. I would be remiss to say that we don’t have phenomenal partners at Selina. We were fortunate enough to work with the company in the past to develop and select hotel locations in the domestic forty-eight. And, Steven Ohayon, who is the head of corporate development and strategy, we went to Penn together so it was a pre-existing relationship. Which makes it all the more special to partner with people that you know are bright, motivated and incredibly hardworking, trustworthy. We’re excited to bring them to the public markets and that’s really the hear of it. You want to work with good people.

Mo Abdi: That’s true. You always want to work with people that you have good relationships with and they can grow together. So, what struck me that was interesting about Selina is I’m exactly the type of person that would be attracted to it, but I’d never heard about it until from the grapevine when you guys were going through the SPAC. So, you said 145 locations, 5 continents…

Ben Friedman: 6 continents, 25 countries and Mo, I think that’s the opportunity. There’s such low hanging fruit. You didn’t know about it and yet you’re somewhat of a nomad. Uh, you have a busy plate, it seems like you’re doing a lot and you like to cycle. You’re part of the target demographic as are, I believe probably the majority of the people on Reddit, particularly those that are willing to listen in on a Sunday afternoon or Sunday evening – wherever you’re located. Um, the whole world is our oyster. It’s not only traditional people that were part of this category of digital nomads, it’s Fortune 500 companies that have allowed their workers to now have flexibility. It’s university students who have the ability to take advantage of remote working. It’s anyone who regularly travels, so we’re not just about destination building and providing a hospitality experience – we’re providing work-cation effectively. The ability to take advantage of our growing network of properties so that you can stay at 10 or 20 different Selinas within a month or two months or three months and you’re always going to have the same suite of services that you would get at any location. They all feel different, but they all provide you with what you need. And that’s incredibly special but that’s low hanging fruit. It’s organic marketing campaigns that have taken the company this far. I think that Rafi – correct me if I’m wrong – there’s over 2 million social media followers across that platform and that’s with a marketing budget that probably hovered around de minimis if not zero. In fact, I could barely find it in the financials from a line-item perspective. What an opportunity to grow this and to bring it to everybody and that’s what’s so amazing about this transaction. The opportunism of this capital injection, this effective bazooka of money that we’re providing them and the brand recognition that goes along with being public, all of that’s going to be incredible beneficial and we’ve been seeing it in the business trends since we announced the transaction in September. Month over month revenues have increased sequentially. We’ve opened 12 locations in December and we continue to open locations weekly. It’s exciting and it’s something people want to be a part of. Not only is it exciting, but it’s profitable at the unit level already. Across the breadth of the portfolio, we’re already profitable at the unit level. And we’re investing. We’re investing in technology, we’re investing in talent, and all of that’s going to help to improve our margin profile over the long-term. And, on the conservative side of projections based upon the expectation that there would still be COVID restrictions globally, we believe the portfolio will be – at the company level – EBITDA positive in the first quarter of 2023 cash flow. That’s pretty exciting. That’s the type of business that you want to invest in and from a multiple perspective we were underwriting the transaction. We think that we’re getting in at a really attractive entry price for a company that should have a blended PPE of somewhere between brands as a baseline hospitality. So, you’re looking like anywhere between 15 to 30 times on their EBITDA basis for a business that is growing greater than anyone else in the industry. That’s a really good investment thesis.

Mo Abdi: That’s true. So, a couple of points. So, it seems like you guys are, like Tesla, using the organic growth advertisement method, which is always the best way to go, right? Especially with people who value authenticity and the experience. And the other question I wanted to ask was, which I couldn’t find in your investor deck and other people were asking, you might have mentioned it but I just didn’t hear you, was when is the company expected to be EBITDA positive? Net year quarter one did you say? Is that what I heard?

Ben Friedman: Early Q1 2023 is our projection based on a conservative side of assumptions. As you know Mo, we announced this deal on December 2. Right after or maybe a week after the Omicron variant really started to take over and was in the news. As a result, myself and the Selina team sat down. We went through our projections and our model assumptions and we effectively priced in a scenario where COVID restrictions run rampant and there’s mean reversion to what took place in 2021. That’s why we feel pretty good about what we’re putting out there. And, you know, I think that all of these engines of growth that are humming and that firepower of that capital is only going to drive greater and greater success.

Mo Abdi: Ok. Fair enough. So, some of the folks on Reddit were asking if Selina is doing so well, why not go public through an IPO? Why the SPAC route?

Rafael Museri: Let me handle that and I will try to say. So, for me, I think that one of the advantages I see in a SPAC is that you can choose your partners. And, for me, knowing Ben and Brian before, understanding that we’re complementing each other. We have teams that are traveling around the world and we have the ability to create engagement across employee with an NPS over 50 and just in February we’re over twelve or fifteen thousand unique visitors walking into our spaces. That’s all around the world. Having an incredible partner in the right age group that understands private equity, that understands the power of culture, that brings incredible Wall Street and North American experience, for me it’s just the right match. It just happened. I’m not asking questions. It was natural and it feels great. And it’s a legit and great path to get public and to allow millions of our customers around the world to participate in the event of Selina.

Mo Abdi: Okay, yeah, no, that’s respectable you know, so people value relationships a lot. And that’s something I also value so I understand the power and of power of it. Another user asks, what does Airbnb offer that Selina doesn’t? Like Airbnb offers, you know, activities as well these days, whether it’s yoga or, or camping within the area where you’re seeing, I mean, you know, like other value-added events, how does Selina differentiate itself?

Rafael Museri: So, I will start and I will let Ben continue, but the first things we tested in the first Selena we open 2015 is what percentage for guests make a friend. You’re talking about generations where over 30% suffer from loneliness, depression, etc. Again, as much the online market is growing, the offline is getting into problems. And Selena born from the content of programming and product driven locations. We came from it from an event background. And for me to see that over 60% of our guests make a friend participating in daily three to four programs, thousands of events happening every month, hundreds of retreats happening every month, with NPS, which is almost four times higher than traditional hotels. For me, it’s a sign that the relevancy of the content driven the drive and facilitate the social experience is a necessity. And I believe that Airbnb is an incredible brand and other short-term rentals. But the social stickiness and the relationships have been built, people continue to travel with each other into other countries. It’s something incredible. And I will add one more thing. We commit to a unique experience every place you go. If you go to a small town in Ecuador or go to Union Market in DC or go to Chelsea or Liverpool, you’re going to find a very unique and local experience that designed fully by the local team. Called the local experience board, they design the programming and the content for this specific location. It’s to ensure that our guests will have this authentic experience they are looking for not feeling a tourist feeling, but feeling part of the local community.

Ben Friedman: And that’s a great segway. To be honest with you, I’ve actually put the question on its head: what does Selena provide that Airbnb doesn’t? Rafi just hit the nail on the head. It’s a community environment. It’s an atmosphere of collaboration. It provides connection. It came from Brian Chesky’s mouth himself early this year when he asked what Airbnb users want to see. And so many of the responses that users want them to provide Selena provides. We have coworking. So, if I’m in an Airbnb and I want to go rent a house or an apartment with a couple of friends, and I don’t know anybody in that city, how am I going to meet people? How am I going to know what’s cool, what’s not? I want you to be able to enjoy the experiences and all the different things that you can do in that city. Well, at each individual Selena, it’s customizable based upon what’s in that city. So, you come into the door, you have a welcome drink. And it’s technologically seamless. And so I get there, I check in, I go down to my welcome drinks. I’ve localized Facebook, because as I go on to the app, I can see other guests that are staying there, I can make connections. And this sounds incredibly corny, but 66% of guests that stay at Selina make a friend. Invariably, if you’re going to make a friend, you’re probably going to come back, which is going to lower my customer acquisition cost in the future. That’s point 1. Point 2 is if you make a friend and you’re having a good time, you’re going to spend more money. So, I’ve been able to grab a larger share of each individual guest’s wallet. Selina generates 55% of its revenue from hotel guests (e.g. rooms only). 45% of the revenue comes from food, beverage and other. That other means experiences. Maybe it’s a sort of club, maybe it’s yoga classes, maybe it’s a cocktail making class, it very well could be a seminar on something. And what’s powerful about that 45%, 60% of that comes from people not staying in the hotel. So, we’re actually grabbing Airbnb guests that are staying in an apartment down the street. They’re coming to Selina to take advantage of our experiences. We’re having a cocktail at a bar, they’re renting a co-working space. Think about that. That’s connectivity. And we’re seeing tremendous growth in the number of guests. Rafi and I were speaking earlier today. Rafi why don’t you tell them, how many guests do we have in February?

Rafael Museri: I think over 250,000 unique guests in one month walking indoor spaces with zero budget – purely word of mouth and engaging with the social experiences. Yeah, that’s a great number. We’re talking about the post COVID work, leading to our hotels already that stage in moving to profitability, which makes me very excited.

Mo Abdi: That’s awesome. So, Ben you got a little bit into it. I was just like to see an example. Like, let’s say I went to Costa Rica, one of the sites there, or Miami. I’ve seen you guys have two places there. You know, beyond the check in process in the co-working space. Can you give me examples of activities that someone can sign up for? And the other part to this is it only single folks that you use to cater for? Or could it be like that say, me and my wife or something like that?

Rafael Museri: Today, you have over 20% of our guests over forty in some countries, or young families. The majority of the customers in some countries is twenty-eight, twenty-five years old, in some cases thirty. What’s interesting about these, these generations is the fact that within the same box, you have some very high-end dorms. You can have some standard for each kind of quality, three or four star. I know that they have very high-end suites, family rooms, which has allowed a variety of customers to stay in the same place. Now, the type of programming you have is self-awareness activities, workshops and a lot of music events and retreats. Just one important thing about retreats. You talked about holistic wellness, an over $940 billion industry, which is higher than accommodations today. Selena drives hundreds of retreats and activities every month, all around the world. And we’re allowing our customers so that the main reason of them walking into a space is because of their specific group they come with for an event, or for content or retreats. By the way, they’re staying in the room and, by the way, they’re having their experiences with beverages, etc.

Mo Abdi: Okay, thanks for sharing that. So do all the sites have rooms different from you know, like, hospital-like or dorm-like rooms, and then maybe like a family room that’s more private?

Rafael Museri: Every Selena in the world has high-end dorms, with the average age of those dorms twenty-five to twenty-six versus a traditional hostel, she’s twenty-eight and higher skilled product. All the way to a very high-end suite that we could say is $2,000 a night. Within 100% occupancy was over $750 ADR in Tulum and in other places around the world. But always you’re going to find all those products you always can spend time with a group of friends. And, then on the weekend, if a friend or a couple come in, you can take a suite. But did you stay within the same box and move to another hotel or jump to another space – everything is within the same home.

Ben Friedman: Okay, the other cool thing about that all and just to contextualize it, this is how I really got comfortable with understanding what something is. If you think about what Zara and H&M did for fast fashion, Selina is doing that for hotels. They’re democratizing an experience across the world. That’s the mousetrap.

Rafael Museri: Or if you go to a coffee shop in Williamsburg or Berlin and you look at 50 people, it’s impossible for you to differentiate today who has a budget of two beers and someone who just exited from their company yesterday and made $50 million. It’s impossible to say. At Selina, the doors of the rooms look the same and the people that walk out of those doors look the same. But one can walk out of the door and have six doors, that from revenue point of view, can generate more revenue than a suite at the Four Seasons. And another room, you can have a couple walk out of the room. And at the common areas, they all feel like one group that are having fun and enjoying the content or product, right? It’s so we just took them from coffee or a bar or a cinema, bring them into the hotel, and you’re going to feel the energy that’s created.

Mo Abdi: Okay. I’m getting a better picture, better understanding of this. Thank you for sharing that. So this question is for Ben, or Rafi, whoever wants to answer it is. So, if you have to argue for a moat, like a competitive moat, because this is really important. What is doing is competitive moat?

Ben Friedman: No product like this exists in the world at the scope and scale with which they’ve been able to do. So that’s point one. Two, what are they providing? They’re providing an experience that creates a meaningful connection. Well, yeah, that’s a lot of mumbo jumbo. What does that really mean? It means that you’re going where you’re having a really good time, or it’s really productive. But if I’m doing something, I’m having a good time, I’m going to go back or I’m going to go experience the new location, then what’s really, really cool about this is they’ve created local experiences in every single country. That’s unique, each city is different. If I’m in Cartagena, what’s being provided to me is different than what’s being provided to me in Bogota. The Miami River location has a different subset of customer than a location by North Beach, you know, in our Gold Plus location. Every single Selina, you can have five Selinas in one city. And I think this might be a fine example. So, we’re opening up in Union Market, that’s one specific neighborhood. You could have a Selina in Union Market, you could have one in downtown DC, you could have one in Georgetown. All of a sudden, three locations in a city that are catering to various different demographics. That’s not replicable. And the third thing, and I think this is we haven’t had an opportunity to touch on this yet. It’s their business model, the manner in which they are able to transform a box because they’re not developers. They redevelop existing assets to their speed, so the market gives them a head start. It takes between 90 to 120 days after signing the lease for that Selena location to open. And there’s a few examples where they’ve gotten in, I think, the remote desert, our first glamping property was opened in about 25 days. And from an EBITDA on margin perspective, that is probably the best performing hotel in the portfolio. But look, it’s vibrant, it’s different. And there’s nothing else in the world. What makes Tesla so powerful people want to be associated with Tesla, whether or not they care about electric vehicles. They want to be associated with it, so maybe they go and buy. That’s why a Tesla is a lot more powerful than a Prius. Well, Selina is the place to be. Yes. So, here’s the place to be in Israel. We opened in 2020 and I had never been in there before. We have four locations and we’re going to be scaling greater than that. You can’t book rooms there because it’s so exciting. People talk about Selina. You walk in the streets of Tel Aviv, and Rafi what happens I mean, they’re effectively local celebrities at this point. We’re touching a lot of celebrities in Israel. There’s something about it. It’s just an energy, it’s a vibe. It gives you Steve Jobs. That’s what Selina is.

Mo Abdi: Thank you for sharing that then. I feel like I’m more excited to try it once I’m in that location after hearing this. Are you guys opening any locations in Reykjavik? A lot of times when I’m going on trips to Europe or stuff, I do a little bit of work and stay there to learn Reykjavik. You know, do some work, you know, catch up and then head to wherever I’m going to Europe, feel the goodness. So, another question from a Reddit user. What’s the total addressable market for a unique business like Selina?

Ben Friedman: That’s another great question. Our addressable market, and I think we touched on this a little bit earlier, is anybody anywhere in the world. I know that’s going sound broad, and it’s not going make any sense. We referenced 800 million plus of, you know, addressable market in the slide deck. Sure. But let’s contextualize. Let’s get little bit of feeling. What does that really mean? Who are these customers? It’s anybody that works at a Fortune 500 company. It’s anybody that owns their own business. It’s anybody that goes on vacation and wants to have a unique local experience. The average age of our guests is thirty or thirty-ish. However, that doesn’t mean that we’re not attracting the subset of people that are twenty or forty. If you’re a student, engaging in remote learning, well, you know, you bet your butt, we’re going to be rolling out products that are going to appeal to you that we’ve dealt with your university. If you’re working at, you know, a Coinbase or a Robinhood, that has the flexibility to be anywhere. We already have a product that appeals to you. Why pay $5,000 for an apartment in San Francisco when you can stay at Selinas globally on a passport? We have over 2600 people that have signed up for our password. That password effectively allows you to travel within our network of hotels, which is ever expanding. And this is what I get so excited. Subscription services are what drive consistent earnings generation. We started it during COVID. And we’ve just started rolling it out, we haven’t really put a lot of marketing on it. We beta tested it. And we got an incredibly positive response. Because for $2,000, or $1500, or $1,000, depending on your combinations, you can stay within our network. So, for a long time in my career, I worked in London, more than five to six hours ahead, depending upon daylight savings time. It was really tough to wake up every single day at 2:30 in the morning for that call when I’m working in New York. Hey, there’s a Selina in London. Every time I have an appointment in London, I don’t need to fly over there and back in a day. Yeah, sure. But I maybe need two days of face time with my boss. Okay, I’m going to jet off to New York, I’m going to see my boss for two days, I’m going to stay in the beautiful Selena Chelsea location, I’m going hang out on the rooftop. But now my passport, I want to stay in that time zone. I’m going to go down to Miami, I’m going to get a little bit of sun. And then I’m going go to Costa Rica, I’m going to do surfing lessons, all within the same network, relatively in the same time zone. Now think about those possibilities. As we continue to grow the scope and scale of this. We’re just getting started in Europe. We’re just getting started in Asia. We just opened our first locations in Melbourne. We’re going to be a worldwide network that everybody can access. And they’re going to pay us to live here and work there. And to be a part of the community because what’s so powerful about the brand.

Rafael Museri: I will tell you something very important. There are over 2.4 billion Millennials and Gen Zs. 24% travel and the purpose of the travel is to make connections. The social connection needs the amount of people truly brave enough to step into a space and say hey, hello, my name is John. What’s your name, where are you from? That’s happened to many people, the majority of the people who are shy, and you need to build spaces and design them in order to facilitate this very important step. You need to collect the group of people in the welcome drink or the wellness activity, ask for names and help them to start this conversation. 78% of those 2.4 billion appreciate experience over materialism, which means the purpose of them arriving to be the content versus [indiscernible]. So, our glamping sites around the world, which costs maybe five cents on the dollar to a Four Seasons room, we can charge the same cost ADR per key because of the bonfire, because of the experiences. It’s so important. And that what leads to an NPS, which is very hard. And, by the way I think that one of the most important points is that Selena converts less relevant boxes into very relevant boxes from an experience point of view in 90 days. We’re almost tripling the revenue of the previous hotel in such a short time. And the record, our 12-day conversion in Argentina lead to close to three times more revenue than the previous month. We created 11 times more revenue in a mountain in Israel for creating a retreat than what happen the month before.

Ben Friedman: It’s really about the activations. That’s what Rafi is talking about when it’s the value we’re providing. Well, you know, XYZ underutilized hotel, we take it over, we transform it. What does that mean? Well, they had a rooftop, but they didn’t have a bar up there. Okay, we turned into a really cool space. And that’s all the videos. I mean, those are really unique, individualized spaces. We activate a restaurant, maybe they just had a cafe in the morning, we turn a meeting space into a co-working location which allows us to individually sell each one of those desks. So, I’m selling hotel rooms, I’m selling desks. I’m selling unique food and beverage. I have Instagram-able locations. It’s all driven by the users what they want. If you go on our Instagram, we don’t create that content. Our users create that content. And we just repost it. People want to be there. It’s fun. It’s really cool.

Mo Abdi: Yeah. so many questions, so many questions that have. I want to ask, like the passport. How does that work? So you just like, pay for like a monthly membership or yearly membership? How does that work?

Rafael Museri: You pay a monthly membership – depends on the product. You can buy an annual or monthly membership for dorms, you can pay the monthly membership for standard, you can pay the monthly membership for a suite which can range from $800 a box to $4,000 or $5,000 a month. It gives you free access to live around the world. And obviously, there’s different programs. Every month, we’re building new programs. Based on data, we invested a lot of money building our own data lake. We own our operation inventory system, we own the BMS. We built our own data lake, which allows us every month to understand the needs and the feedback, and to improve the product, and to design new memberships that will fit the needs of our clients.

Mo Abdi: And this includes, like, activities as well?

Rafael Museri: It depends. It includes co-work always and includes access to some of the programming which is free. Some of the programming can be with an additional cost, but the majority are free.

Ben Friedman: I was going to say we are able to collect such a tremendous amount of data. And we’re able to utilize that data and synthesize it, which allows us to develop these new programs and new experiences for what people want. So, as we’ve seen, rolling out this passport product, which locations people want to utilize on the passport. We can dynamically price those locations to allow us to generate ever higher margins. And all that is continually operational. A lot of it’s driven by your cell phone, sorry, probably can’t see it. But because it’s at the end from booking my room, or my stay or signing up for the passport on the app, I collect every single little piece of that. And I can make the experience that much better for the guests. Because as a brand, what’s most important is what people think your view is, do they want to have an iPhone? Or do they want to have an Android?

Mo Abdi: Okay, I get it. So talk about phones, you guys actually have an application that people can download, keep track of their, you know, activities that are going on in the place they’re staying and so forth.

Rafael Museri: Yeah, definitely. Over 35% of booking globally through the app, which is close to 50% for booking directly. We’ve existed for seven years and already close to 50% of our booking comes directly. That’s, again, it’s very, very difficult to get to that level with repeat with our organic growth, advertising experience. So, the web app keeps evolving and new versions coming every month with new features. It’s yesterday, the majority us.

Mo Abdi: Perfect. Thank you for sharing that. So transitioning to Ben, and looks like Selina is doing great. You know, like, I’m actually excited to look it up and see what locations and you can visit. The question is, how’s the transaction?

Ben Friedman: So, we’re incredibly heartened by the financial performance of the company. As I mentioned earlier, since we’ve announced the transaction sequential month over month revenue growth, you know, we’ve expanded into Australia, we’re on track with regards to all of the structures necessary to become a public company in the first half of 2022. And we’ve gotten a tremendous response from the investment community. You know, I would say things, things are going very, very well. And what’s really cool about the company is they’re just getting started. They’re, they’re young in terms of their development, and we’ve seen, you know, a lot of talent be able to be attracted to the company. Through this process we’ve just hired a tremendous SVP who’s running strategy. You know, we have a tremendous CFO that came on within the last year, a GC, and all these things that are helping to take this company to the next level. And it’s been an incredible partnership to work hand in hand day and day, to ensure that we’re creating a best-in-class product and providing best in class service to our customers. But yeah, look, we can’t wait to be traded under the SLM ticker.

Mo Abdi: So from what I hear, it looks like first two quarters of 2022. That’s when the transaction will close?

Ben Friedman: Yes.

Mo Abdi: Great. Well, Ben and Rafael, thank you so much today for coming to /r/SPACs, a community of dedicated SPAC traders. We really appreciate your time, and all the questions yesterday, for us today. Are there any things you guys would like to ask before we close?

Ben Friedman: Yeah, I think there’s a couple of things that I think are important. Selina today is not where Selina is going to be tomorrow. And in my conversations with Rafi and the team, you know, there’s a number of different features that we’re going to be rolling out in the near future. We’ve recently instituted a cashless system based on RFID chips. Rafi, are you wearing your bracelet? So, that bracelet has a little RFID chip in it. It allows you to check in, pay for everything, open your room, all of that stuff. We centralize the technology systems to allow us to control air conditioning systems from a central location in Tel Aviv, which has been marginally treated. And I think the next step as we continue to involve ourselves in technology, given our cashless system, our ability to utilize all this programming and whatnot, we’re going be looking at blockchain technologies and you know, beginning to accept Ethereum, Bitcoin, things of that nature. Payment systems, which I think will be extraordinarily helpful, particularly given a number of the locations, and a lot of our customer base are frequenters on Robinhood, and things of that nature. That’s point one. I think, you know, I want to harp on the subscription service a little bit more. We’re going roll that out with a little bit more power. And we think that’s going to be a huge growth engine. As we drive the company further portfolio transactions, transformative M&A, things that you can only take advantage of when you have public currency. All of that is going to be accreted to Selina’s growth, and is outside of kind of the base business. So, there’s a lot more coming to you guys. We’re going to build a full suite of products and services that are going to, you know, explode this. It is, my belief is this going be a large-scale company, and the most significant brand, for a generation.

Mo Abdi: Amazing.

Rafael Museri: I will let just one thing that either, were one of the most important things for me to emphasize the fact that we’re building the platform to build an operational platform, and a technology platform and a real estate platform. We have more dry powder to open more than 60,000 beds. We’re opening this year with 45 new locations with zero capex, okay. We have local partners around the world that are willing to invest 100% of the gross needs in order to grow in their countries. To build a platform is powerful, because of our ability to sign a deal, plug and play our technology inventory platform and to operate it three months after, to become profitable and to do it in the same month in five different countries. And all those locations are building unique destinations and tripling the revenue with our own technology below market value. I think that’s the power of a platform versus building development, competent operational companies. It’s a scalable platform, that works in a sustainable way. So I think that’s the most important thing to learn. We promise that every place on this planet experience will be deliver. We’re going to, we’re going to open in a beautiful Selina to our guests. So that’s sort of a vision of where we’re going to attract.

Mo Abdi: Well, you guys better open up in Iceland. That’s what I’m looking forward to in the next five years.

Rafael Museri: It’s coming.

Mo Abdi: Sweet. Thanks so much, Rafi. And thank you so much, Ben, and thank you for our viewers will appreciate coming in this evening on a Sunday evening. We’ll be having a few more AMAs once a week. Looking forward to hearing from y’all. Take care. Until next time.

Additional Information and Where to Find It

This communication does not contain all the information that should be considered concerning the proposed business combination between BOA and Selina (the “Business Combination”). In connection with the proposed Business Combination, Selina intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of BOA and a prospectus. The definitive proxy statement and other relevant documents will be mailed to stockholders of BOA as of a record date to be established for voting on the Business Combination. Stockholders of BOA and other interested persons are advised to read, when available, the preliminary proxy statement and amendments thereto, and the definitive proxy statement because these documents will contain important information about BOA, Selina, and the proposed transactions. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus once they are available, without charge, by directing a request to: BOA Acquisition Corp., 2600 Virginia Ave NW, Suite T23 Management Office, Washington, D.C. 20037. These documents, once available, and BOA’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Participants in Solicitation

BOA, Selina, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOA is set forth in BOA’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the anticipated timing and benefits of the Business Combination, expectations or plans of Selina’s management, and Selina’s future financial or operating performance, including, without limitation, the preliminary 2021 revenue results. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Selina and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-

looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, neither BOA nor Selina undertakes any duty to update these forward-looking statements.